Exhibit 99.1

Gahcho Kué in commercial production

World's largest new diamond mine achieves operational milestone

CALGARY and TORONTO, March 2, 2017 /CNW/ - Gahcho Kué, the world's largest new diamond mine in the last 13 years, officially began commercial productioni today (2 March 2017).

The mine, a joint venture with The De Beers Group of Companies (51 per cent) and Mountain Province Diamonds (49 per cent), is expected to produce approximately 54 million carats of rough diamonds over its lifetime.ii

Production ramp up began on 1 August 2016 and the Official Opening Ceremony took place on 20 September 2016, with 200 guests in attendance from across Canada and around the world.

Bruce Cleaver, CEO, De Beers Group, said: "Today marks a significant landmark for De Beers in Canada as Gahcho Kué becomes an important contributor to the Group's global production. That the mine has reached this landmark, on budget and ahead of schedule, is testament to the partnerships that have worked together since construction began. It's a result of these partnerships that the mine is set to deliver socio-economic benefits of more than C$5 billion to the economy of the Northwest Territories over its lifetime."

Kim Truter, CEO, De Beers Canada, said: "With Gahcho Kué achieving commercial production, it successfully builds on the transformation of De Beers in Canada. General Manager Allan Rodel and his entire team are to be congratulated for completing this milestone safely and ahead of schedule during the extreme winter conditions that have taken place over the past few months."

Patrick Evans, President and CEO of Mountain Province Diamonds, added: "The dedicated support of our shareholders, business partners and employees has made today's important achievement possible. Gahcho Kué is a rich diamond deposit that secures Canada's position as one of the world's leading diamond producers. Our thanks and appreciation goes to our Operating partner, De Beers Canada, for delivering the Gahcho Kué mine safely and ahead of schedule."

The fly-in/fly-out remote mine site is situated approximately 280km northeast of Yellowknife in the Northwest Territories (NWT) of Canada. Comprising three open pits, the mine will employ 530 people full-time, with the majority working a two-week in/two-week out rotation.

In addition to a C$440 million boost to the NWT economy through 2015, the Gahcho Kué mine will provide a further C$5.3 billion in Gross Value Added (GVA)iii to the NWT now that it has reached commercial production, according to a socio-economic impact report by EY.iv

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NOTES TO EDITORS
i.	Commercial production is deemed to be achieved once an asset is capable of operating in the manner intended by management, following any ramp-up or commissioning activity.

ii.	Production of approximately 54 million carats from an estimated 35 million tonnes of ore over the life of the mine. For further information, refer to the Anglo American Ore Reserves and Mineral Resources Report 2015 at www.angloamerican.com/investors/annual-reporting.

iii.	GVA is a measure of economic activity. It is often referred to as the 'income from production' and is broadly equivalent to the wages and profits generated by a particular economic activity, or total output (revenues) minus intermediate costs. As a measure of economic activity, it is comparable to GDP, but does not include net taxes and subsidies levied on products.

iv.	The Socio-Economic Impact Report of De Beers in Canada can be viewed online at www.debeersgroup.com/thecanadareport.

ABOUT THE DE BEERS GROUP OF COMPANIES

De Beers is a member of the Anglo American plc group. Established in 1888, De Beers is the world's leading diamond company with expertise in the exploration, mining and marketing of diamonds. Together with its joint venture partners, De Beers employs more than 20,000 people across the diamond pipeline and is the world's largest diamond producer by value, with mining operations in Botswana, Canada, Namibia and South Africa. As part of the company's operating philosophy, the people of De Beers are committed to 'Building Forever' by making a lasting contribution to the communities in which they live and work, and transforming natural resources into shared national wealth. For further information about De Beers, visit www.debeersgroup.com.

ABOUT MOUNTAIN PROVINCE DIAMONDS

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine. The deposit consists of a cluster of four diamond-bearing kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats. The mine is projected to produce an average of 4.5 million carats a year. Mountain Province Diamonds is listed on the Toronto Stock Exchange and the NASDAQ (MPVD ). For further information about Mountain Province visit www.mountainprovince.com

SOURCE De Beers Canada Corporation

For further information: De Beers Canada, Tom Ormsby, Head of External and Corporate Affairs, Tel +1 (403) 930-0991 (ext. 2703), Mob +1 (403) 464-5516, tom.ormsby@debeersgroup.com; Mountain Province Diamonds, Patrick Evans, CEO, Tel +1 (416) 361-3561, Mob +1 (416) 361-3561, p.evans@mountainprovince.com

RELATED LINKS
http://www.DeBeersCanada.com